Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Hundy, Inc.
111 NE 1st St, Floor 7
Miami, FL 33132
https://www.hundy.com

Up to $107,000.00 Convertible Promissory Note.
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Hundy, Inc.
Address: 111 NE 1st St, Floor 7, Miami, FL 33132
State of Incorporation: DE
Date Incorporated: August 26, 2016

Terms:

Convertible Promissory Notes

Offering Minimum: $10,000.00 of Convertible Promissory Note.
Offering Maximum: $107,000.00 of Convertible Promissory Note.
Type of Security Offered: Convertible Promissory Note.
Note converts to Common Stock when the company raises $1,500,000.00 in a qualified equity financing.
Maturity Date: September 04, 2020
Valuation Cap: $4,000,000.00
Discount Rate: 10.0%
Annual Interest Rate: 12.0%
Minimum Investment Amount (per investor): $100.00

Terms of the underlying Security

Underlying Security Name: Common Stock

Voting Rights:
One vote per share.

Material Rights:

<p>The following material rights apply only to individuals who are party to the Stockholders Agreement. Convertible Note holders investing this offering are not party to this agreement.</p> <p></p> <p>1.1 Covered Shares. All common shares (i) issued to persons in their role as founders, employees, contractors, consultants, or advisors, or designated as being subject to transfer restrictions in the stock purchase, option exercise, grant notice, or other instrument(s) or agreement(s) between Hundy and such person by which such person first acquired their shares (their "Stock Purchase Agreement"), or (ii) designated as such by agreement between Hundy and a Holder of such shares, shall in each case be deemed Covered Shares. Common shares issued to Investors as warrant coverage with respect to a cash investment, or due to conversion of their Preferred Shares or Convertible Notes, shall not be deemed Covered Shares unless explicitly made so.</p> <p>2. Drag-along</p> <p>2.1 New stockholder agreements. Should Hundy and the Holders of a majority of voting rights of Covered Shares agree to enter into a new or amended stockholder agreement or similar agreement or agreements, or revised bylaws, either: (a) that restate or alter procedures applying to the Restrictions, and other technical terms of

this Agreement, or that contain new or amended Voting and Corporate Governance provisions, or (b) in connection with a round of equity finance (each, a "New Stockholder Agreement"), Holder agrees to be bound by and become a party to that New Stockholder Agreement, provided that: (a) the New Stockholder Agreement does not materially alter the financial terms applicable to their shares except in an incidental manner, and (b) the officers and Directors of Hundy also agree to be bound to the new Stockholder Agreement with respect to any Covered Shares they may hold. The provisions of any New Stockholder Agreement will supersede the corresponding provisions of this Agreement. Notwithstanding the foregoing, per Section 202(b) of the General Corporation Law of Delaware, no further Restriction on Covered Shares shall be binding on their Holder, including any that would materially change, waive, amend, or supersede the provisions of Section 1, whether by the Certificate of Incorporation or Bylaws of Hundy, a New Stockholder Agreement, or otherwise, unless such Holder is party to an agreement applying, or has voted for, such Restriction.</p> <p>2.2 Sale of company. Should Hundy and the Owners of a majority of voting rights of its then outstanding common shares (whether or not they are Covered Shares, and not including any unconverted preferred shares) accept an offer to sell Hundy, or to transfer or exchange a majority of Hundy's outstanding voting stock or assets in a merger, business combination, or otherwise, Hundy may send a notice of the details of the proposed transaction to all of its stockholders, and will have a right to require that all, or a portion of Holders, include the same portion of their Covered Shares in the transaction as in accordance with the terms of that notice.</p> <p>2.3 Limitation. The Drag-Along Rights in this Section 2 apply only to Covered Shares, and do not apply to any Holder who owns 10% or more of the outstanding capital stock of Hundy on an as-converted and basis (not including options, warrants, or other non-outstanding shares that would be counted towards the fully diluted capitalization), or who is otherwise excluded by written instrument or overriding law from the application of this Section 2.</p>

Annual Interest Rate subject to adjustment for bonuses. See Bonus information below.

<u>Investment Bonuses*</u>

Invest in Week 1: Get a 20% bonus on the Convertible Note interest rate

Invest in Week 2: Get a 15% bonus on the Convertible Note interest rate

Invest in Week 3: Get a 10% bonus on the Convertible Note interest rate

Invest in Week 4: Get a 5% bonus on the Convertible Note interest rate

*Minimum $300 investment required to receive perks.

<u>The 10% Bonus for StartEngine Shareholders</u>

Hundy, Inc. will offer 10% additional bonus interest for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

Eligible StartEngine shareholders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering . This means your annual interest rate will be 13.2% instead of 12%.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement, unless their eligibility period has been extended through additional subsequent investments in StartEngine's own offerings.

The Company and its Business

Company Overview

Hundy is a peer-to-peer microlender focused on America's new middle class. Hundy helps people get loans of up to a few hundred dollars from a network of peers via a friendly, mobile-only app. What makes us different is that we've built a loyal community centered around the sharing and celebration of good character, a key component of creditworthiness that has been lost in the age of FICO. Since January 2018, we've originated over 3,500 loans in California, have nearly a third of our borrowers participating in the community, and amassed a waitlist across the rest of the country over 125,000 users. To date, we have been lending exclusively in California and are planning to begin servicing Florida in Q1, 2020 and some of the other most populous US states following that. With this offering, we are opening up Hundy to non-accredited investors by enabling them to purchase a promisorry note that is convertible into Hundy equity. We envision helping to build a world in which anyone who is creditworthy has access to an affordable financial cushion from a network of peers, especially non-accredited investors.

Competitors and Industry

The rise of the mobile platform Venmo has shown how building community around small payments can drive network effects, which has led to their dominant position in mobile P2P payments. Hundy believes a similar outcome will prevail in small dollar lending.

P2P Lenders - Prosper and Lending Club have left the bottom – sub prime and less than a $2k loan size - relatively untouched. Due to their low frequency use case and the fact that most of their lending capital now comes from institutions, they have failed to capitalize on this opportunity. Some new entrants in the space are Solo Funds and Lenmo, but both appear to be going the unregulated route, which we think will keep them as niche players or get them shut down.

Direct Lenders - Our main sub-prime competitor, Lendup, has shown an inclination ($6M in fines) to act like a traditional payday loan company whose business model is predicated on predatory pricing and locking borrowers into an endless cycle of debt. Possible Finance is a newer entrant, which is not making the same mistakes and is growing quickly as a result. However, neither of these companies appear to focused on building a two-sided community.

Microlenders - Non-profit platforms like Kiva have done a great job building community around lending, but because there is no financial incentive built into their lender models beyond the social good, they haven't scaled in the US.

We designed P2P community directly into our for-profit lending engine from inception. As the P2P community grows, we'll get better signals to underwrite with, which will drive default rates and associated costs down, allowing us to pass the cost savings back to borrowers in the form of lower prices thereby creating a virtuous cycle.

Current Stage and Roadmap

In 2016, we built and delivered an MVP over an 8 month period. From our experience with this, we architected our full platform with community at the center.

There are 3 layers to our community-focused mobile platform design:

1) A social feed where community members share their achievements of good character (paid early, paid on time, paid 60 day installment, etc.). This went live to the public in January 2018 on both iOS and Android, and since going live we have orginated over 3,500 loans.

2) Non-accredited investors purchasing a promissory note convertible into Hundy equity with an ability for these investors to sponsor individual borrower loans in the Hundy community. We project that investor participation in the community will be turned on within 90 days after the minimum offering goal is met.

3) Both Non-accredited investors and highly rated borrowers gaining ownership in the value of the network they help to create via equity, with a projected STO or other shared value mechanism to be available in early 2020.

While building the platform out, we will also be expanding geograpically as we acquire lending licenses state by state. In addition, we will continually evolve our credit model to drive down our loan default rate over time as our community of borrowers and lenders grows.

The Team

Officers and Directors

Name: Peter Budlong

Peter Budlong's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder & CEO - Hundy, Inc.

Dates of Service: August 26, 2016 - Present
Responsibilities: Strategy, operations, teambuilding and fundraising. Through 12/31/18, he received no salary or equity (beyond his founder shares) compensation for this role. Beginning on January 1, 2019 through present he has been paid a variable salary between approximately $3,000 to $5,000 per month for his role as CEO. He works full time and dedicates approximately 80 - 90 hours/week to Hundy.

- **Position:** Sole Member of the Board of Directors - Hundy, Inc.
  Dates of Service: August 26, 2016 - Present
  Responsibilities: To create and facilitate company resolutions requiring board approval. He receives no salary or equity compensation for this role.

Other business experience in the past three years:

- **Employer:** SymplApps LLC
  Title: Managing Member
  Dates of Service: June 15, 2015 - August 09, 2019
  Responsibilities: Managed the LLC. He received no salary or equity compensation for this role.

Name: Ramachandra Hegde

Ramachandra Hegde's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** VP Engineering
  Dates of Service: August 26, 2016 - Present
  Responsibilities: Managing our development team, back end coding and operation of our technology infrastructure.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Convertible Promissory Notes should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, that we can achieve a default rate on loans that will allow us to become profitable, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation cap for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Convertible Promissory Note purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, to a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for at least one year. For the 12 months following your investment there will be restrictions on how you can resell the securities, should you elect to receive them. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired or raise further rounds of funding. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Convertible Promissory Notes in the amount of up to $107,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our loan capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our lending activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our lending activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by

our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing small dollar, single installment loans. Our revenues are therefore dependent upon the market for small dollar, single installment loans and any changes to local, state and national regulations governing such loans.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational friend-to-friend loan product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the finding "product-market fit" stage. Delays or cost overruns in the development of our mobile app and failure of the product to meet our growth estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in finding an audience to download our app, changes to design and regulatory limitations. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

As a holder of convertible notes, you will have no voting rights. If the notes convert into Common Stock, you will be a minority holder. As a minority holder of common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Insufficient Funds

Even if if the Company sells all the convertible notes it is offering now, the Company will need to raise more funds in the future, and if it is unsuccessful in doing so, the Company may fail. Even if the Company does make a successful offering in the future and you have chosen to have your note in this offering to convert into equity, the terms of the future offering might result in your investment in the company being worth less, because later investors might get better terms.

The Convertible Promissory Notes have no rights to vote until the date of maturity

The Convertible Promissory Notes have no voting rights. This means you are trusting in management discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock that the note in this offering converts into. This liquidation preferences is paid if the amount a holder of Preferred Stock would receive under the liquidation preference in greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to deliver significant revenue and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should be further assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other informal small dollar lending and payment activities. Our business growth depends on the market interest in the Company over these other activities.

We are an early stage company and have not yet generated any profits

Hundy, Inc. was formed on August 26, 2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Hundy, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively limited revenue. If you are investing in this company, it's because you think that the Hundy P2P Lending Community is a good idea, that the team will be able to successfully market, and acquire customers for the service, or that the Company can originate enough loans so that the it will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to originate loans is dependent on outside government regulation such as the CFPB (Consumer Financial Protection Bureau), the FTC (Federal Trade Commission), the California DBO (Department of Business Oversight) and other relevant governmental bodies, laws and regulations. The laws and regulations concerning consumer lending may be subject to change and if they do then certain types of consumer lending may no longer be in the best interest of the Company. At such point the Company may no longer want to offer that type of consumer loan

product and as a result your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including payment processing, credit review, accounting, legal work, public relations, advertising, technical infrastructure, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, the Company may be vulnerable to hackers who may access the data of its customers. Further, any significant disruption in service on Hundy, Inc. or in its computer systems could reduce the attractiveness of the service and result in a loss of customers interested in using our service. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Hundy, Inc. could harm our reputation and materially negatively impact our financial condition and business.

Our customers may default on their loans at a higher rate than forecast
Because we are in the consumer lending business we risk the non-timely return from borrowers of loaned capital. If our underwriting and antifraud capabilities degrade or do not improve over time, we risk a high charge off rate that could cause us to go out of business. In addition, even if these capabilities are maintained, we are subject to the consumer credit cycle which can drive systemic shifts across a large segment of our customer base that we may be unable to respond to in a timely manner.

There are many entrenched as well as new competitors who are better positioned than we are to retain or take the majority of the market.
With our two-sided marketplace approach to small dollar lending, we are taking a different approach to winning the category than both our entrenched competitors as well as newer entrants. First, rolling out this kind of platform requires building two businesses at once and there is no guarantee that we will be able to either complete this task or to do it quickly enough to beat the competition. In addition, once we have both sides of the platform in place, there is no guarantee that the anticipated benefits from network effects and viral promotion will materialize, in which case we may need to pivot the company to be similar to a traditional lender and spend more money on marketing than forecast.

Investors will need to sign a joinder to the company's Stockholders Agreement.
Your rights and preferences as a company shareholder are part of the company's Stockholders Agreement, and not the company's Articles of Incorporation. For these

rights to apply, you will have to sign a joinder to the Stockholders Agreement.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our noteholders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our noteholders and will have no such right.

We have existing intellectual property that we might not be able to protect properly.
One of the Company's most valuable assets is its intellectual property including its internet domain names and trade secrets. Due to the value of these assets, competitors may misappropriate or violate the rights owned by the Company. The Company intends to protect its intellectual property portfolio from such violations.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Peter Budlong	4,670,338	Common Stock	88.75

The Company's Securities

The Company has authorized Common Stock, Convertible Note - Series Bridge 2019, Convertible Note - Series CF 2019, SAFE (2.5/20), SAFE (3/15), and SAFE (3/0).

Common Stock

The amount of security authorized is 10,000,000 with a total of 5,262,300 outstanding.

Voting Rights

One vote per share.

Material Rights

The following material rights apply only to individuals who are party to the Stockholders Agreement. Convertible Note holders investing this offering are not party to this agreement.

1.1 Covered Shares. All common shares (i) issued to persons in their role as founders, employees, contractors, consultants, or advisors, or designated as being subject to transfer restrictions in the stock purchase, option exercise, grant notice, or other instrument(s) or agreement(s) between Hundy and such person by which such person first acquired their shares (their "Stock Purchase Agreement"), or (ii) designated as such by agreement between Hundy and a Holder of such shares, shall in each case be deemed Covered Shares. Common shares issued to Investors as warrant coverage with respect to a cash investment, or due to conversion of their Preferred Shares or Convertible Notes, shall not be deemed Covered Shares unless explicitly made so.

2. Drag-along

2.1 New stockholder agreements. Should Hundy and the Holders of a majority of voting rights of Covered Shares agree to enter into a new or amended stockholder agreement or similar agreement or agreements, or revised bylaws, either: (a) that restate or alter procedures applying to the Restrictions, and other technical terms of this Agreement, or that contain new or amended Voting and Corporate Governance provisions, or (b) in connection with a round of equity finance (each, a "New Stockholder Agreement"), Holder agrees to be bound by and become a party to that

New Stockholder Agreement, provided that: (a) the New Stockholder Agreement does not materially alter the financial terms applicable to their shares except in an incidental manner, and (b) the officers and Directors of Hundy also agree to be bound to the new Stockholder Agreement with respect to any Covered Shares they may hold. The provisions of any New Stockholder Agreement will supersede the corresponding provisions of this Agreement. Notwithstanding the foregoing, per Section 202(b) of the General Corporation Law of Delaware, no further Restriction on Covered Shares shall be binding on their Holder, including any that would materially change, waive, amend, or supersede the provisions of Section 1, whether by the Certificate of Incorporation or Bylaws of Hundy, a New Stockholder Agreement, or otherwise, unless such Holder is party to an agreement applying, or has voted for, such Restriction.

2.2 Sale of company. Should Hundy and the Owners of a majority of voting rights of its then outstanding common shares (whether or not they are Covered Shares, and not including any unconverted preferred shares) accept an offer to sell Hundy, or to transfer or exchange a majority of Hundy's outstanding voting stock or assets in a merger, business combination, or otherwise, Hundy may send a notice of the details of the proposed transaction to all of its stockholders, and will have a right to require that all, or a portion of Holders, include the same portion of their Covered Shares in the transaction as in accordance with the terms of that notice.

2.3 Limitation. The Drag-Along Rights in this Section 2 apply only to Covered Shares, and do not apply to any Holder who owns 10% or more of the outstanding capital stock of Hundy on an as-converted and basis (not including options, warrants, or other non-outstanding shares that would be counted towards the fully diluted capitalization), or who is otherwise excluded by written instrument or overriding law from the application of this Section 2.

Convertible Note - Series Bridge 2019

The security will convert into Common stock and the terms of the Convertible Note - Series Bridge 2019 are outlined below:

Amount outstanding: $30,000.00
Maturity Date: June 15, 2020
Interest Rate: 15.0%
Discount Rate: 0.0%
Valuation Cap: $400,000.00
Conversion Trigger: Qualified Financing > $1.5M

Material Rights

Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Investor will, at its option, either (i) receive from the Company a cash payment equal to the aggregate amount of the principal and all unaccrued and unpaid interest under this Note, or, if the Investor fails to select the cash option, (ii) automatically receive from the Company the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

Unless this Note has been previously converted in accordance with the terms of this Note, as soon is reasonably practicable following the Maturity Date, the Investor will, at its option, either (i) receive from the Company a cash payment equal to the aggregate amount of the principal and all unaccrued and unpaid interest under this Note, or, if either the Investor fails to select the cash option or the Company is unable to satisfy the cash option, (ii) the Note shall convert into Common Stock at a conversion price equal to the price equal to the quotient of $4,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes, any other convertible promissory notes and Safes).

Convertible Note - Series CF 2019

The security will convert into Common stock and the terms of the Convertible Note - Series CF 2019 are outlined below:

Amount outstanding: $107,000.00
Maturity Date: September 04, 2020
Interest Rate: 12.0%
Discount Rate: 10.0%
Valuation Cap: $4,000,000.00
Conversion Trigger: Qualified Financing of $1,500,000 or more

Material Rights

3. Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its stock resulting in gross proceeds to the Company of at least $1,500,000.00 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Common Stock at conversion price equal to the lesser of (i) 90% of the per share price paid by the Investors or (ii) the price equal to the quotient of $4,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Stock at a price per security equal to the quotient of $4,000,000.00 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

SAFE (2.5/20)

The security will convert into Preferred shares and the terms of the SAFE (2.5/20) are outlined below:

Amount outstanding: $349,000.00
Maturity Date: January 01, 2099
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $2,500,000.00
Conversion Trigger: A bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation.

Material Rights

If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other Safes, as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive.

SAFE (3/15)

The security will convert into Preferred shares and the terms of the SAFE (3/15) are outlined below:

Amount outstanding: $75,000.00
Maturity Date: January 01, 2099
Interest Rate: 0.0%
Discount Rate: 15.0%
Valuation Cap: $3,000,000.00
Conversion Trigger: A bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation.

Material Rights

If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other Safes, as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive.

SAFE (3/0)

The security will convert into Preferred shares and the terms of the SAFE (3/0) are outlined below:

Amount outstanding: $230,000.00
Maturity Date: January 01, 2099
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $3,000,000.00
Conversion Trigger: A bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation.

Material Rights

If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any

Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other Safes, as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive.

What it means to be a minority holder

As a minority holder of Convertible Promissory Notes of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors in this offering who convert their investment into Common Stock should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $30,000.00
  Use of proceeds: Operations
  Date: June 15, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $53.63
  Number of Securities Sold: 5,262,300
  Use of proceeds: This was used to help pay for the legal fees associated with the issuance of these shares.
  Date: August 02, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $654,000.00
  Use of proceeds: To build our products, hire team members and fund operations.
  Date: August 06, 2019
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The company was founded in September 2016 and began development on its mobile lending platform shortly after. In November 2016, we completed a friends & family raise of $150,000. For the next 9 months, we continued building out the platform and in October 2017 we began beta testing. In January of 2018, we released our platform to the public in both the App Store and Google Play, which is when we started generating revenue. Our revenue comes from the fees we collect on loans - currently about $10 per loan. Our biggest cost driver is loan defaults where currently 6.5% of completed loans get charged off. We spent most of 2018 "doing things that don't scale" and being very cost efficient, including foregoing any advertising. In December of 2018, we completed a $330,000 angel round. In addition, over the past 18 months we taken on $105,000 in debt from accredited individuals - $60,000 for use as lending capital and $45,000 for company operations.

Historical results and cash flows:

We expect our average service fee to go up over time as we move from single pay loan products to installment loan offerings with larger maximums. However, we don't see this having a material effect for at least 18 months.

We expect to be cash flow negative for the forseeable future. Our goal is to compete on price and to bring to market the first affordable short term, small dollar loan product. We'll be able to do this by aggregating a unique set of data from our community, which will give us an edge in underwriting. But instead of making higher margins, we plan to pass those efficiencies back to our users by driving our price point down, resulting in a network effect that drives growth.

Our business model in the long term relies on driving customer acquisition inexpensively through network effects - we currently don't spend any money on advertising - and retaining a high percentage of those customers - currently 97% come back for a loan at least oncer per year. That said, we do plan to use advertising to strategically drive growth on both sides of the marketplace with a breakeven 'return on spend' target for these campaigns.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The primary source of operating capital for the company has been from SAFE notes. Prior to the close of the last fiscal year on June 30, 2018, we had raised $384,105 via SAFE notes. Subsequent to that, we have raised additional capital via SAFE notes bringing our total SAFE raise to date to $654,000.

As of June 30, 2019, we have $40,000 in working capital which includes both cash on hand and loan receivables (against loan notes from our borrowers). We also have a $10,000 loan from Jarrod Glandt that became available on 7/15/19 and closed a new

SAFE note for $150,000 on 8/6/19.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Hundy currently has the working capital to fund operations if the campaign goals are not reached. However, at lease half of the campaign proceeds are allocated to funding loans on our platform, which is fundamental to our business model. Using StartEngine, or an equivalent SEC-certified portal, is the only way we believe we can do this legally in the US, and so if this campaign is not successful, it may require the company to pivot its business model.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Funds from this campaign are not necessary for the viability of the company. Based on the total funds the company has, the crowfunding campaign will be reponsbile for approximately one-third of our working capital.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The minimum raise will give us one additional month of operation. Half of that would be spent on technology development and the other half on operational expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

The maximum raise will give us five additional months of operation. Half would go to tech dev/operations and the other half to the loan pool.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The max raise for this campaign is $107,000. Once complete, we intend to quickly launch a second crowdfunding raise somewhere between $500,000 and the remainder of the $1,070,000 max allowable for the year.

Indebtedness

- **Creditor:** Shantanu Rangnekar
  Amount Owed: $5,000.00
  Interest Rate: 10.0%
  Maturity Date: October 16, 2018
  (1) this is a promissory note, (2) The loan matures after 365 days on October 16, 2018, and through verbal agreement, the parties have extended its maturity until 90-day notice is provided.

- **Creditor:** Brian Gunn
  Amount Owed: $10,000.00
  Interest Rate: 10.0%
  Maturity Date: May 01, 2019
  (1) this is a promissory note, (2) The loan matures after 365 days on May 1, 2019, and through verbal agreement, the parties have extended its maturity until 90-day notice is provided.

- **Creditor:** Jeffrey Briggs
  Amount Owed: $15,000.00
  Interest Rate: 8.0%
  Maturity Date: August 15, 2019
  This is a promissory note.

- **Creditor:** Jarrod Glandt
  Amount Owed: $10,000.00
  Interest Rate: 8.0%
  Maturity Date: October 15, 2019
  This is a promissory note.

- **Creditor:** Erich Breisacher
  Amount Owed: $5,000.00
  Interest Rate: 8.0%
  Maturity Date: December 19, 2019
  This is a promissory note.

- **Creditor:** Jarrod Glandt
  Amount Owed: $15,000.00
  Interest Rate: 8.0%
  Maturity Date: March 08, 2020
  This is a promissory note.

- **Creditor:** Brad Rosen
  Amount Owed: $5,000.00
  Interest Rate: 8.0%
  Maturity Date: September 15, 2019
  (1) This is a promissory note, (2) The loan matures after the later of 365 days on July 1, 2019, or when 90-day notice has been given, (3) Notice was given on July

1, 2019 and the note is now due on October 1, 2019.

- **Creditor:** Jon Lamb
  Amount Owed: $20,000.00
  Interest Rate: 8.0%
  Maturity Date: April 03, 2020
  This is a promissory note.

- **Creditor:** Jon Lamb
  Amount Owed: $20,000.00
  Interest Rate: 15.0%
  Maturity Date: June 15, 2020
  (1) This is a convertible note, (2) The loan matures in 365 days on June 15, 2020, (3) Valuation cap is $4,000,000, (4) $1,500,000 qualified financing required to trigger conversion, (5) Option to get paid principal and interest upon a Reg-CF offering above $100k or upon the qualified financing.

- **Creditor:** Jarrod Glandt
  Amount Owed: $10,000.00
  Interest Rate: 15.0%
  Maturity Date: July 15, 2020
  (1) This is a convertible note, (2) The loan matures in 365 days on July 15, 2020, (3) Valuation cap is $4,000,000, (4) $1,500,000 qualified financing required to trigger conversion, (5) Option to get paid principal and interest upon a Reg-CF offering above $100k or upon the qualified financing.

- **Creditor:** Law Offices of Paul Soter
  Amount Owed: $11,193.25
  Interest Rate: 5.0%
  Maturity Date: November 30, 2019
  (1) This is a promissory note, (2) The loan matures upon the first qualified financing of $500,000 or more after the initial Reg-CF offering.

Related Party Transactions

- **Name of Entity:** Pete Budlong
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: The company, Symplapps LLC, has an outstanding debt in the amount of $39,287 as of August 25, 2016 from Pete Budlong, its founder and CEO.
  Material Terms: The debt bears no interest and was paid off by successor company Hundy, Inc in the next quarter.

- **Name of Entity:** Pete Budlong
  Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: The company, Hundy, Inc., has an outstanding debt to one of its existing shareholders Pete Budlong. The loan bears no interest and had an outstanding balance in the amount of $8,105 and $19,238 in fiscal year June 30, 2018 and June 30, 2017 respectively.
Material Terms: The outstanding balance of shareholder loan was paid off in within the next quarter following fiscal year end.

- **Name of Entity:** Pete Budlong
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: The company had an outstanding debt to one of its existing shareholders Pete Budlong. The loan bears no interest and had an outstanding balance in the amount of $16,936 as of September 30, 2018.
  Material Terms: The outstanding balance of shareholder loan was paid off in within the next two quarters ending March 31, 2019.

Valuation

Valuation Cap: $4,000,000.00

Valuation Cap Details: Our last 2 SAFEs, first offered around 18 months ago were set at a $3M cap. We have since launched, are growing quickly, and have incorporated the Reg-CF offering into our business model. The increase in the valuation cap factors in this progress.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Operations*
  14.0%
  Will be used for various operational expenses. Includes expenses such as rent ($500), SaaS subscriptions ($200), internet ($100), phone service ($200) and legal/compliance ($400).

- *Technology Development*
  50.0%
  Used for consulting fees to build and maintain our technology. VP Engineering ($3,000) and Lead Developer ($2,000).

- *Salaries*
  30.0%
  Used for CEO compensation - $3,000

If we raise the over allotment amount of $107,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Operations*
  7.0%
  Will be used for various operational expenses. Includes expenses such as rent ($2,500), SaaS subscriptions ($600), internet ($300), phone service ($600) and legal/compliance ($3,000).

- *Crowdfunded Credit Facility*
  47.0%
  Funds ($50,000) will be put into our crowdfunded credit facility. This will be used to fund loans which generate revenue for the company.

- *Marketing*
  18.0%
  Primarily used to purchase test adverting campaigns on Facebook, Instagram and the App Store. Objective of spend ($20,000) is to drive installs of the Hundy app by borrowers or to drive further investment on StartEngine.

- *Technology Development*
  14.0%
  Used for consulting fees to build and maintain our technology. VP Engineering ($9,000) and Lead Developer ($6,000).

- *Salaries*
  8.0%
  Used for CEO compensation - $9,000

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than October 28 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.hundy.com (www.hundy.com/annualreports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/hundy

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Hundy, Inc.

[See attached]

I, Pete Budlong, the Executive officer of Hundy, Inc, hereby certify that the financial statements of Hundy, Inc and notes thereto for the periods ending June 30, 2018 and June 30, 2017 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the fiscal year June 30, 2018, the amounts reported on our tax returns were total income of $2,325.00; taxable income of $-143,501.000 and total tax of $0.00.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the July 28, 2019. (Date of Execution).

_____ (Signature)

CEO_____ (Title)

7/28/2019_____ (Date)

HUNDY, INC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
JUNE 30, 2018 AND 2017

HUNDY, INC
Index to Financial Statements
(unaudited)

	Pages
Balance Sheets as of June 30, 2018 and 2017	4
Statements of Operations for the years ended June 30, 2018 and 2017	5
Statements of Stockholders' Equity the for years ended June 30, 2018 and 2017	6
Statements of Cash Flows for the years ended June 30, 2018 and 2017	7
Notes to the Financial Statements	8-11

HUNDY, INC
BALANCE SHEETS
JUNE 30, 2018 AND 2017
(unaudited)

	June 30, 2018	June 30, 2017
ASSETS		
Current Assets		
Cash and Cash Equivalents	18,655	2,041
Other Assets	15,000	-
Total Current Assets	33,655	2,041
TOTAL ASSETS	$ 33,655	$ 2,041
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Due to Shareholder	8,105	19,238
Other Current Liabilities	843	-
Total Current Liabilities	8,948	19,238
Non-Current Liabilities		
Loan Payable	15,000	-
Convertible Notes-SAFEs	384,105	213,700
Total Non-Current Liabilities	399,105	213,700
Total Liabilities	408,053	232,938
Equity		
Common Stock, par value $0.00001 10,000,000 shares authorized, 5,262,300 issued and outstanding	53	53
Subscription Receivable	(53)	(53)
Additional Paid In Capital	-	-
Retained Earnings	(230,897)	-
Net Income	(143,501)	(230,897)
Total Equity	(374,398)	(230,897)
TOTAL LIABILITIES & EQUITY	$ 33,655	$ 2,041

4

HUNDY, INC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED JUNE 30, 2018 AND 2017
(unaudited)

	June 30, 2018	June 30, 2017
Revenue	$ 2,325	$ -
Cost of Goods Sold	1,000	-
Gross Margin	1,325	-
Expenses		
General and Administrative Expenses	144,826	230,897
Total Expense	144,826	230,897
Depreciation	-	-
Operating Income	(143,501)	(230,897)
Interest Expense	-	
Income Tax Expense	-	
Net income	$ (143,501)	$ (230,897)

5

HUNDY, INC
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED JUNE 30, 2018 AND 2017
(unaudited)

| | Common stock | | Subscription | Additional | Accumulated | Total Stockholders' |
	Shares	Amount	Receivable	Paid-in Capital	Deficit	Equity
August 26, 2016	-	$ -	$ -	$ -	$ -	$ -
Issuance of Founders Shares	5,262,300	53	(53)	-	-	-
Net income (loss)	-	-	-		(230,897)	(230,897)
Balance at June 30, 2017	5,262,300	53	(53)	-	(230,897)	(230,897)
Contribution	-	-	-	-	-	-
Distribution	-	-	-	-	-	-
Net income (loss)	-	-	-	-	(143,501)	(143,501)
Balance at June 30, 2018	5,262,300	$ 53	$ (53)	$ -	$ (374,398)	$ (374,398)

HUNDY, INC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 2018 AND 2017
(unaudited)

	June 30, 2018	June 30, 2017
Cash flows from operating activities		
Net income	$ (143,501)	$ (230,897)
Total Adjustments to reconcile Net Cash Provided By Operations:		
Other Assets	(15,000)	-
Other Current Liabilities	843	-
Net Cash Provided By Operating Activities:	**(157,658)**	**(230,897)**
Cash flows from Financing activities		
Due to Shareholders	(11,133)	19,238
Convertible Notes-SAFEs	170,405	213,700
Loan Payable	15,000	-
Net cash received from financing activities	**174,272**	**232,938**
Net (decrease) increase in cash and cash equivalents	16,614	2,041
Cash and cash equivalents at beginning of period	2,041	-
Cash and cash equivalents at end of period	**$ 18,655**	**$ 2,041**
Non Cash Investing and Financing Activities:		
Subscription Receivable	$ 53	$ 53

NOTE 1 – NATURE OF OPERATIONS

Hundy, Inc was formed on August 26, 2016 ("Inception") in the State of Delaware. The financial statements of Hundy, Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Miami, Florida

Hundy, Inc is a peer-to-peer microlender focused on America's new middle class. Hundy, Inc helps people get loans of up to a few hundred dollars from a network of peers via a friendly, mobile-only app. Borrowers use a friendly mobile app to get approved and funded within minutes, lenders get a good return on their investment, and the P2P community rewards those who do the right thing. The result, is a community-based lending model that drives network effects creating a new winner-take-all category in consumer lending. Hundy aims to be the leader of this new category by offering an affordable financial cushion to anyone who is creditworthy.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Year End
The company has a fiscal year end calendar of June 30.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2018 and June 30, 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from service fees due from loan originations on its mobile application available in the Google Play and Apple iOS app stores when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and CA state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority for the last 3 years. The Company is not currently under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Loans payable
On October 16, 2017, the company entered into a promissory note payable with a certain lender for the amount $5,000. The loan carried a 10% interest and will be repaid in one installment of $5,500. The loan matures after 365 days on October 16, 2018, and through verbal agreement, the parties have extended its maturity until 90-day notice is provided.

On April 20, 2018, the company entered into a promissory note payable with a certain lender for the amount $5,000. The loan carried a 10% interest and will be repaid in one installment of $5,500. The loan matures after 365 days on April 20, 2019, and through verbal agreement, the parties have extended its maturity until 90-day notice is provided.

On May 1, 2018, the company entered into a promissory note payable with a certain lender for the amount

$5,000. The loan carried a 10% interest and will be repaid in one installment of $5,500. The loan matures after 365 days on May 1, 2019, and through verbal agreement, the parties have extended its maturity until 90 day notice is provided.

Shareholder Loans
The company also has an outstanding debt to one of its existing shareholders Pete Budlong. The loan bears no interest and had an outstanding balance in the amount of $8,105 and $19,238 in fiscal year June 30, 2018 and June 30, 2017 respectively. The outstanding balance of shareholder loan was paid off in within the next quarter following fiscal year end.

Convertible Notes-SAFEs
The company received money from investors in the form of SAFEs notes that will later be converted into equity in the form of SAFE Preferred Shares. The outstanding principal amount of SAFE was $384,105 and $213,700 as of fiscal years ended June 30, 2018 and June 30, 2017 respectively. None of SAFEs have converted into equity.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 10,000,000 shares of our common stock with par value of $0.00001. As of June 30, 2018, the company has currently issued 5,262,300 shares of our common stock for a consideration of $53.

NOTE 6 – RELATED PARTY TRANSACTIONS

Please note the Shareholder Loans under Note 3 and Note 7 are Related Party Transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after June 30, 2018 through June 25, 2019, the issuance date of these financial statements.

Shareholder Loans
The company had an outstanding debt to one of its existing shareholders Pete Budlong. The loan bears no interest and had an outstanding balance in the amount of $16,936 as of September 30, 2018. The outstanding balance of shareholder loan was paid off in within the next two quarters ending March 31, 2019.

Loans payable
On July 1, 2018, the company entered into a promissory note payable with a certain lender for the amount $5,000. The loan carried an 8% interest and will be repaid in one installment of $5,400. The loan matures after the later of 365 days on July 1, 2019 or when 90-day notice is given. Notice was given to be effective July 1, 2019 and the note is now due on October 1, 2019.

On August 15, 2018, the company entered into a promissory note payable with a certain lender for the amount $15,000. The loan carried an 8% interest and will be repaid in one installment of $16,200. The loan matures after 365 days on August 15, 2019.

On October 15, 2018, the company entered into a promissory note payable with a certain lender for the amount $10,000. The loan carried an 8% interest and will be repaid in one installment of $10,800. The loan matures after 365 days on October 15, 2019.

On November 30, 2018, the company entered into a promissory note payable with a certain service provider for the amount $11,193.25 due for services rendered. The loan carries 5% interest and will be repaid upon a qualified financing of $500,000 or more subsequent to the first Reg-CF tranche.

On December 21, 2018, the company entered into a promissory note payable with a certain lender for the amount $5,000. The loan carried an 8% interest and will be repaid in one installment of $5,400. The loan matures after 365 days on October 15, 2019.

On March 8, 2019, the company entered into a promissory note payable with a certain lender for the amount $15,000. The loan carried an 8% interest and will be repaid in one installment of $16,200. The loan matures after 365 days on March 8, 2020.

On April 3, 2019, the company entered into a promissory note payable with a certain lender for the amount $20,000. The loan carried an 8% interest and will be repaid in one installment of $21,600. The loan matures after 365 days on April 3, 2020.

On June 15, 2019, the company entered into a convertible promissory note payable with a certain lender for the amount $20,000. The loan carried a 15% interest and is intended to be repaid from the proceeds of the initial Reg-CF offering. The note matures after 365 days on June 15, 2020.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Pete Budlong, the Founder and Managing Member of Symplapps LLC, hereby certify that the financial statements of Symplapps LLC and notes thereto for the periods ending August 25, 2016, and June 30, 2016 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

SymplApps LLC was a single member LLC and does not file separate entity tax return.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the July 8, 2019 (Date of Execution).

_____ (Signature)

Managing Member_____ (Title)

7/8/2019_____ (Date)

SYMPLAPPS LLC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE PERIODS ENDED
AUGUST 25, 2016 AND JUNE 30, 2016

Symplapps LLC
Index to Financial Statements
(unaudited)

	Pages
Balance Sheets as of August 25, 2016 and June 30, 2016	15
Statements of Operations for August 25, 2016 and June 30, 2016	16
Statements of Members' Equity for August 25, 2016 and June 30, 2016	17
Statements of Cash Flows for August 25, 2016 and June 30, 2016	18
Notes to the Financial Statements	19-21

SYMPAPPS LLC
BALANCE SHEET
AUGUST 30, 2016 AND JUNE 30, 2016
(unaudited)

	August 25, 2016	June 30, 2016
ASSETS		
Current Assets		
Cash and Cash Equivalents	98,556	33,860
Total Current Assets	98,556	33,860
TOTAL ASSETS	$ 98,556	$ 33,860
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Credit Cards	6,061	5,033
Other Current Liabilities	2,500	-
Total Current Liabilities	8,561	5,033
Non-Current Liabilities		
Due to Shareholder	39,287	23,506
Convertible Notes-SAFEs	95,500	35,000
Total Non-Current Liabilities	134,787	58,506
Total Liabilities	143,348	63,539
Equity		
Members Equity	46,771	46,771
Retained Earnings	(76,450)	-
Net Income	(15,113)	(76,450)
Total Equity	(44,792)	(29,679)
TOTAL LIABILITIES & EQUITY	$ 98,556	$ 33,860

15

SYMPLAPPS LLC
STATEMENTS OF OPERATIONS
FOR AUGUST 25, 2016 AND JUNE 30, 2016
(unaudited)

	August 25, 2016	June 30, 2016
Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross Margin	-	-
Expenses		
Advertising and Marketing	-	-
General and Administrative Expenses	15,113	76,550
Total Expense	15,113	76,550
Operating Income	(15,113)	(76,550)
Other Income	-	100
Interest Expense	-	-
Income Tax Expense	-	-
Net income	$ (15,113)	$ (76,450)

SYMPLAPPS LLC
STATEMENT OF MEMBERS' EQUITY
AUGUST 25, 2016 AND JUNE 30, 2016

	Members Equity		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Units	Amount			
June 30, 2016	-	$ -	$ -	$ -	$ -
Contribution	-	-	46,771	-	46,771
Distribution	-	-	-	-	-
Net income (loss)	-	-	-	(76,450)	(76,450)
Balance at June 30, 2016	-	-	46,771	(76,450)	(29,679)
Contribution	-	-	-	-	-
Distribution	-	-	-	-	-
Net income (loss)	-	-	-	(15,113)	(15,113)
Balance at August 25, 2016	-	$ -	$ 46,771	$ (91,563)	$ (44,792)

17

SYMPLAPPS LLC
STATEMENTS OF CASH FLOWS
FOR AUGUST 25, 2016 AND JUNE 30, 2016
(unaudited)

	August 25, 2016	June 30, 2016
Cash flows from operating activities		
Net income	$ (15,113)	$ (76,450)
Total Adjustments to reconcile Net Cash Provided By Operations:		
Credit Cards	1,028	5,033
Other Current Liabilities	2,500	-
Net Cash Provided By Operating Activities:	(11,585)	(71,418)
Cash flows from Financing activities		
Due to Shareholders	15,781	23,506
Convertible Notes-SAFEs	60,500	35,000
Contribution	-	46,771
Net cash received from financing activities	76,281	105,277
Net (decrease) increase in cash and cash equivalents	64,696	33,860
Cash and cash equivalents at beginning of period	33,860	-
Cash and cash equivalents at end of period	$ 98,556	$ 33,860

18

NOTE 1 – NATURE OF OPERATIONS

Symplapps LLC was formed on June 15, 2015 ("Inception") in the State of Wyoming. The financial statements of Symplapps LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Miami, Florida.

Symplapps is a peer-to-peer microlender focused on America's new middle class. Symplapps helps people get loans of up to a few hundred dollars from a network of peers via a friendly, mobile-only app. What makes us different is that we've built a loyal community centered around the sharing and celebration of good character, a key component of creditworthiness that has been lost in the age of FICO.

Symplapps, LLC a Wyoming company was incorporated on June 15, 2015

- Symplapps LLC has transferred most of, and intends to transfer all of, its assets, liabilities, and operations to Hundy, Inc.
- Symplapps LLC Goodwill and signed contracts have been assigned to Hundy, Inc and all future business will occur in the new company.
- Hundy, Inc., a Delaware C Corporation, incorporated August 26, 2016.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Year End
The company has a fiscal year end calendar of June 30.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of August 25, 2016 and June 30, 2016. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from service fees due from loan originations on its mobile application available in the Google Play and Apple iOS app stores when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company is taxed as a Limited Liability Company. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The company has an outstanding debt in the amount of $39,287 as of August 25, 2016 from Pete Budlong, its founder and CEO. The debt bears no interest and was paid off by successor company Hundy, Inc in the next quarter.

The company received money from investors in the form of SAFEs notes that will later be converted into preferred shares of equity. As of August 25, 2016, the outstanding principal amount of SAFE was $95,500 and none of the SAFEs were converted to equity.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. The Company also has no material commitments or contingencies requiring disclosure.

NOTE 5 – MEMBERS' EQUITY

SymplApps LLC is a single member LLC and is managed by managers. Pete Budlong is the Manager and owned 100% interest from Inception through August 25, 2016, and currently owns 100% interest.

NOTE 6 – RELATED PARTY TRANSACTIONS

No related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after August 25, 2016 through June 24, 2019,

As of August 26, 2016, Symplapps LLC has transferred most of, and intends to transfer all of, its assets, liabilities, and operations to Hundy, Inc.

Symplapps Goodwill and signed contracts have been assigned to Hundy, Inc and all future business will occur in the new company.

Hundy, Inc
On August 26, 2016, the company authorized the issuance of 10,000,000 shares of common stock at a par value of 0.00001. 5,262,300 shares are issued and outstanding for a consideration of $53.

There have been no other events or transactions during this time that would have a material effect on the balance sheet.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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Hundy

P2P Microloans for America's New Middle Class



Website Miami, FL

Hundy helps people get loans of up to a few hundred dollars from a network of peers via a friendly, mobile-only app. What makes Hundy unique is the loyal community it's built around the sharing and celebration of good character by both borrowers and lenders.

$0.00 raised

0 Investors	76 Days Left
09/04/20 Maturity Date	$4M Valuation Cap
10.0% Discount Rate	12.0% Annual Interest Rate
Convertible Note Offering Type	$100 Min. Investment

INVEST NOW



This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview Team Terms Updates 0 Comments Follow

Reasons to Invest

- 3,500 loans originated on loan volume of $350,000
- 97% active borrower retention rate
- 125,000 registered users on waitlist

Empowering the creditworthy to benefit

from their good character

THE PROBLEM

Instability has become the new normal

In the past three decades, the median household income has risen 14%, while average house prices soared 290% *(Wall Street Journal, Aug 2019)*. Despite the longest economic expansion in US history, with wage growth failing to keep up with the rising costs of housing, health care and college, much of the country feels crushed under the weight of a financial burden. These moments can be terrifying – waiting for a paycheck to arrive just to be able to pay rent, or buy food.

This can force people into using debt traps, like payday loans, that charge enormous interest over the first two weeks of a loan or can very quickly bury the borrower by forcing them to pay off one loan with another. Or, they may end up paying bank overdraft fees or late fees, which can be even more expensive. Some may be lucky enough to be able to borrow from friends and family, but that can come with feelings of guilt and embarrassment. On the other side, you may want to lend money to a friend or stranger, but are worried that it won't be paid back. No one wants to be in these situations, but the reality is that they happen.

> *"Nearly half of American consumers could not cover an expense of $400"*
>
> \- Federal Reserve Board 2017


$40B/Yr
Payday Loans
100M+ creditworthy consumers using:
- Late fees
- Overdraft fees
- Friends & Family
$80B/Yr
Personal Loans
12M customers/year
? ? ?
10M customers/year
162 Million Non-Prime US Consumers

THE SOLUTION

We reward doing the right thing

Hundy is creating a community, for peer-to-peer loans, that rewards good behavior and celebrates those who do the right thing. This mobile-focused community for consumer loans allows people to get the money they need quickly without going through back channels or putting themselves into financial peril. Hundy offers a financial cushion to those who are creditworthy but don't have the best credit by traditional measures, while rewarding both borrowers and lenders through a point system that allows them to earn badges and ascend in levels, demonstrating their good character to the community.

With Hundy's mobile app (available for both iOS and Android), you can borrow up to $250 in $50 increments through an account that can be set up in just a few minutes. Borrowers will then receive their funds in just one business day. Hundy borrowers are given 31 days to pay back a loan, with a 60-day grace period if they're unable to pay the loan off in the original time given. Throughout this, there is an open line of communication with Hundy that helps to maintain one's good status within the community. When users pay back their loans on time, they are given the opportunity to receive larger loans in the future, and in addition to that, both borrowers and lenders receive points when this happens, which can be used towards discounts on loans or add to lender ROI when this feature is launched. And once a borrower makes it to the top level, Hundy will match their points so they can become a lender at very preferential terms, giving many their first long term investment.

With Hundy, there's no waiting around for the money you need now, but most importantly there's protection from predatory loans. We are a community that provides support and rewards for participating – we are for everyone with good character.


Champion
1,250
Hundy Points
Loan Request
REQUEST MONEY
$100
Loan Amount
2 weeks
Loan Duration
Star
800
Hundy Points
Hundy Hub
Anthony Reyes
27 min
I earned 100 points for an On-Time Loan Payoff!
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Jenna Cohen
1 hr
I earned 50 points for joining the Hundy community!
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THE MARKET

Serving America's new middle class

Over three-quarters of U.S. workers live paycheck-to-paycheck *(CareerBuilder survey, January 2019)*, so there are innumerable reasons why a person could be looking for a quick microloan. According to self-reported survey data collected with each loan, the number one use of Hundy is to buy groceries followed closely by utilities, car payment and help with rent.

To date, we have been lending exclusively in California and are planning to open up in Florida in Q1, 2020 and some of the other most populous US states following that. In just over a year's time in California, we've originated 3,500 loans and have over 125,000 users on waitlist nationwide. We have over 600 active borrowers (those who got at least one loan in the past year with the average being 4 per year) with a retention rate of 97% (excluding charge-offs) and nearly 1/3 of these borrowers are participating in the community, which means they have paid off their loans early or on time and are posting these achievements on the Hundy Hub for everyone to see.



$1.00
$1.00

THE BUSINESS MODEL

Building an ecosystem with network

Building an ecosystem with network effects

On the demand-side of the marketplace, we've built a community of borrowers who are looking to benefit from their good character and reliability. On the supply-side, Hundy accepts accredited and non-accredited investors who pool their money together to lend to our borrowers. We incentivize both sides of the marketplace for posting and celebrating their achievements as well as encouraging all to do the right thing.

In our hybrid marketplace model, Hundy is the lender of record, loaning money to first-time borrowers at a cost about half of what a typical payday lender charges (177% APR during the initial 31-day term), which then drops to 60% if the term is optionally extended to 90 days. Our goal is to help our users pay off their loans and in turn, get their credit limits up. And over time, we should see the APRs drop even further as our borrowers begin to use their accrued points to get discounts and as our underwriting improves due to the unique data produced by our growing community. Finally, both top rated borrowers and lenders will have the opportunity to own a piece of the company incentivizing viral promotion as the value of the company goes up.

The Hundy Flywheel


Better Underwriting Data
Access to Capital
Sharing Good Character
Lower Prices
Hundy Community
More Lenders
Borrower Experience
Two-Sided Marketplace
Crowd Ownership
Value Increases
More Borrowers
Viral Promotion

OUR TRACTION

We will continue with forward momentum

We've already had a strong response to our app in California and expect a similar result in Florida. We've raised just over $500k from friends & family and angels over the past 2+ years. We have a community of approved borrowers in the thousands, and after this raise at StartEngine, we hope to be able to increase this

thousands, and after this raise at StartEngine, we hope to be able to increase this number considerably.

As we progress, our goals revolve around completing our platform build out. **This includes launching the for-profit lending side of our community within the Hundy app shortly after we meet the minimum $10k campaign goal, available only to participants in this offering**. Additionally, in beta, we have a friend-to-friend lending service that we hope to release to all users very soon. Last, once the network effect from our growing community begins to kick in, we'll launch an ownership incentive program benefiting the borrowers and lenders who contributed most to getting our flywheel started. We anticipate that all of these things, in tandem with the StartEngine raise, will get us on the path to high growth.

The Numbers (as of June 30, 2019)

- App installs: 150,587
- Waitlisted users: 125,663
- Loans originated (California): 3,415
- Loan volume: $335,200
- June gross revenue = $3,309 (on cost-of-services of $4,050)
- Monthly revenue growth rate (12 mo) = 10%
- Loan default rate = 6.6%
- Active borrower retention rate (12 mo) = 97%
- Community participation rate = 33%
- **Money spent on advertising = ZERO**

OUR MARKETING

Our growth thus far has been completely organic

So far, Hundy's traction has been entirely organic and we haven't spent any money on advertising. Almost all of our downloads come from the app stores, of which 90% are iOS and 10% Android. For example, when users search "need money" in the App Store, the Hundy app is the top search result. Our waitlist to receive a loan outside California is in excess of 125,000. This is all through word of mouth and our ASO (App Store Optimization) efforts. Because of this, we have not yet needed to invest extra funds in marketing to find our borrowers.

Our target borrower makes between $25K-$75K a year, lives paycheck to paycheck and has subprime to near-prime credit between 580 to 680. Our target lender makes over $100K a year, has an investment portfolio on par with her annual salary and has a credit score above 700.

salary and has a credit score above 700.

As we extend our service into the Florida market, there is already pent up demand and a waitlist comparable in size to our California audience. Moving forward, as we expand nationally, we intend to use paid advertising to strategically open up our target markets. In addition, we plan to focus a large share of the ad budget on the investor/lender community since they are not already looking for us in the app stores.

HOW WE ARE DIFFERENT

Hundy has created a unique community

While there are other consumer lending apps out there on the market, Hundy is entirely unique in the for-profit, small dollar arena because of its community-centered design. There are three layers to our platform design that each build upon the Hundy community – and the Hundy community is what sets us apart.

The first layer is a social feed where community members can share their achievements of good character, i.e. paying a loan off early, paying off on time, or paying off after entering the 60 day installment period. **Second, with this offering we are opening up Hundy to non-accredited investors by enabling them to purchase a promissory note convertible into Hundy equity with an ability for these investors to sponsor individual borrower loans in the Hundy community.** They can sponsor anyone, or specifically look for people whose stories and/or background that they identify with. And last, both borrowers and lenders will be given an ownership opportunity in the ecosystem they help to create. This truly gives borrowers a path to financial independence, and lenders a way to help them get there while making a very competitive return on investment.


Carrier
9:41 AM
100%
Star
800
Hundy Points
Borrower Profile
Cindy Tran
Borrower
Newbie
Star
Champion
Ninja
Guru
Carrier
9:41 AM
100%
Star
800
Hundy Points
Lender Profile
Leah Reynolds
Lender
Newbie
Star
Champion
Ninja
Guru


Points
Awards
Achievements
Hundy Community Ranking: 23
4
Early Payoffs
7
On-time Payoffs
1
Installment Payoffs
Home
Loan
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Settings


Points
Awards
Achievements
2,450
Hundy Points
Ninja
Guru
Only 550 more points to Guru Status (3,000)!
Learn more
Home
Loan
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OUR TEAM

We have passion and experience

At the helm of Hundy is Pete Budlong, a veteran of two-sided marketplaces and mobile marketing companies including Classifieds2000, Soundflavor and Yelp. Also, at the forefront of Hundy is Ram Hedge who has led engineering teams at both Nokia and Intel. Ram was hired to build the Hundy MVP prior to the founding of the company. He then came on as co-founder to build Hundy's current platform, which has been live for over a year. Our small, but close-knit team is deeply passionate about expanding financial inclusion to anyone with good character. We believe that rewarding good behavior helps to empower those who need a boost, and by creating a unique two-sided mobile marketplace for loans we are ushering in an era in which we can say goodbye to predatory lending.

USER TESTIMONIALS

Here's what our customers are saying about Hundy

Amazing Service ★★★★★
by slimegreen! – May 25, 2019

This is an amazing app, they work with you if you can't make payments. I 100% recommend these lender!!

Great app ★★★★★
by Stefanie Marie Hernandez – Feb 11, 2019

This app has helped me a lot in hard times. I got a small loan of 100$ and they gave me up to 4 weeks to pay back, with a small fee every week payment is extended, I didn't plan accordingly with my finances and didn't have the money to pay back on my due date which landed on a Monday, I don't get paid until Friday, so I emailed their customer support Sunday night asking for an extension until Friday, and by 9am Monday morning I already had an extension

in my account and a friendly email expressing their appreciation of me being a happy customer. I couldn't think of anything better then a great review! Keep up the good work Hundy team!

Fast and easy ★★★★★
by Clunky1 – Nov 13, 2018

Loaned $50 to a friend and didn't have to think about trying to get my money back. Hundy handled it for me.

Friendly ★★★★★
by trujyaya – Aug 17, 2018

Easy to use app and super friendly staff who help you in anatomy way to pay off your loan. I was going to be late a month and they let me make payments and even push those payments up.

OUR NINJAS

Meet our top borrowers

Here are some of our top 'Ninja' borrowers, which means they are just one level below Guru status, the highest status level in the Hundy point system. Any of those ranked in the top 10 are just a few loans away from becoming Gurus, which will unlock their ability to easily become lenders and investors on the platform. This will be quite a turnaround for these folks who just a year ago were struggling to borrow a few hundred dollars.


9:45
Ninja
2,750
Hundy Points
My Hundy Profile
Esmeralda Lozoya Gil
Newbie
Star
Champion
Ninja
Guru
Points
Awards
Hundy Rank: #2
17
Early Payoffs
2
On-time Payoffs
Home
Loan
Profile
Settings


9:37
Ninja
2,750
Hundy Points
My Hundy Profile
Juan Demarco
Newbie
Star
Champion
Ninja
Guru
Points
Awards
Hundy Rank: #4
16
Early Payoffs
Home
Loan
Profile
Settings





THE VISION

P2P lending 2.0 powered by Hundy

The one disappointment of the last decade is the ***lack of opportunity for individual investors, particularly non-accredited investors.***

— Peter Renton, Co-founder Lendit & Editor Lendacademy.com

We envision a world in which anyone who is creditworthy has access to an affordable financial cushion from a network of peers, particularly non-accredited investors. With the growing financial struggles facing our new middle class, the ubiquity of mobile devices, and the new crowd-based regulatory advancements made available by the JOBS Act, we believe Hundy is perfectly positioned to deliver on our vision as these three major generational shifts come together.



P2P Lending

JOIN US

Invest in Hundy

We chose to work with StartEngine because allowing real people, not elites or institutions, to invest in loans via Reg-CF is fundamental to our business model. In addition, equity crowdfunding enables both our borrowers and lenders to own a piece of the company giving everyone an opportunity to participate in the upside

they help to create.

The development of our borrower community based on the sharing and celebration of good character is well underway. Shortly after this offering goes live, we'll add de facto lenders to the community for the first time while creating strong ownership incentives for all parties. **Please join us in making this a reality by becoming part of the Hundy family with your debt or equity investment today!**



Hundy
Hundy is founded!
Hundy is incorporated in Delaware and founded shortly after.
September 2016
CA lending license granted
Hundy is granted its license to lend in California under the Deferred Deposit Transaction Law.
March 2017
$330k angel raise
Second funding raise (via SAFEs) is completed.
December 2018
Hundy Launches on StartEngine!
Raising $107k from the crowd to fund loans.
September 2019
Lenders side of community live
Investor community participation and points redemption launched. (ANTICIPATED)
November 2019
November 2016
$150k friends & family raise
First funding raise (via SAFEs) is completed.
January 2018
New platform is live!
The new platform is out of beta and is fully released for both iOS and Android.
May 2019
300, 3k, $300k milestone achieved
300 loans/mo, 3k total loans, and $300k loan volume surpassed.
October 2019
Hundy completes raise on StartEngine!
First tranche of RegCF completes. (ANTICIPATED)
January 2020
Florida lending license granted
Hundy starts lending in Florida. (ANTICIPATED)

Meet Our Team





Pete Budlong

Founder, CEO & Director of Hundy, Inc.

Pete Budlong is a 3-time entrepreneur and seasoned start-up operator with over two decades of experience at online marketplaces and mobile advertising platforms. He was on the founding team and led business development at Classifieds2000 (acquired by Excite), one of the first two-sided marketplaces on the web. Nearly a decade later, he co-founded Soundflavor (acquired by Ricall), a digital marketplace focused on music discovery. In 2016, motivated by his experience with the lack of access to credit following the Great Recession, Pete founded Hundy with the goal of making an affordable financial cushion available to anyone who is creditworthy. He is the company's full time CEO. Pete believes in giving back and has been the charter donor to two major philanthropic causes: the World Peace Rose Garden at the California State Capitol and the "Power of One Lunch with Warren Buffett". Pete holds a BS in Electrical Engineering from the University of the Pacific.

Ram Hegde

Co-Founder & VP Engineering

Ram is dynamic engineering leader with a solid track record of building great engineering teams and delivering innovative solutions in mobile, consumer internet, and open-source software. Previously, he co-founded Clef Software, which delivered educational apps with over 500k installs. Ram's experience ranges from start-ups to large technology companies including Nokia and Intel. After successfully delivering Hundy's MVP as a consultant, he joined Hundy as a co-founder and runs technology development for us out of our office in Bangalore, India. Ram has his diploma in Computer Science & Engineering from SJ Polytechnic and completed the Executive Management Program at the Indian Institute of Management, both in Bangalore.









Mukesh Gami

Lead iOS Developer

Mukesh started his career working for Ram building Hundy's MVP and is now a full stack iOS app developer. Starting as a server-side engineer for us, he demonstrated his versatility by picking up Swift in his spare time and then quickly took over all iOS responsibilities. He is Computer Science graduate of Bharath University in Tamil Nadu, India.

Claudette Ngai

Senior Advisor

Claudette started with Hundy as a UX design intern and was quickly promoted into product management. Adept at wearing many hats, she is the consummate team player and the UX 'true north' of Hundy. Her design philosophy stresses empathy, critical thinking and adaptability. She has a wide skill set that spans the design process, including user research, interaction design, visual design, usability testing and front-end development.

Nader Nejat

Senior Advisor

Prior to the founding of Hundy, Nader was the first guy we tapped to design our mobile-native UX. Instead of just building what we asked for, he started by helping us to develop our product strategy. This involved meshing our understanding of the target customer with our long term product vision, which is still paying dividends today. He's a business savvy UX design professional with 15+ years experience delivering exceptional customer experiences.

Betsy Filson

Senior Advisor

Betsy first led the charge at Hundy to map out the lender side of our marketplace. She is a designer, strategist and big thinker with over 14 years of experience in web and mobile interface design, user experience, interaction design, and brand development. Her design philosophy embraces a deep understanding of people, incorporating behavioral psychology, design thinking and systems thinking.



Shailesh Bhat

Advisor

Shailesh and Ram were partners in the company that built our MVP. As Walmart's Global eComm Director of Product Management, he specializes in creating value through products that solve real customer problems.



Shantanu Rangnekar

Advisor

Shant was our first advisor as well as the first lender on the Hundy platform. His teams have been responsible for award winning apps with millions of downloads and millions of dollars of revenue. He is currently the VP of Product Management of Commercial Mobile Banking at Wells Fargo.



Anna Luscombe

Advisor

Anna has guided us on business strategy since the early days of Hundy. As Mastercard's Global Product Lead for POS Finance, she is responsible for product strategy and development, M&A, and fintech partnerships.



Gil Silberman

Advisor

Gil has been our legal advisor, mentor and a voice of reason over the years at Hundy. As Forge's Co-founder and Chief Legal Officer, he leads corporate structuring and finance as well as legal strategy for this high growth Silicon Valley startup.



Nish Nadaraja

Advisor

Nish helped us early on to develop Hundy's brand voice and community strategy. As the original community manager at Yelp and one of its first employees, he created the Yelp Elite program, published and edited the Weekly Yelp and guided their early brand strategy.



Sunil Daluvoy

Advisor

Sunil helps us with business development and fundraising. As a long time Xoogler and with stints at both Euclid and Uber, he's a Silicon Valley super connector.



Chris Barrett

Advisor

Chris is our PR and marketing specialist. As founder of PRServe since 2011, he's helped launch the successful media trajectories of over 600 leading startups.



Tom Algie

Advisor

Tom provides us with guidance on customer acquistion, anti-fraud technologies and credit modeling as well as borrower licensing structures. As Idology's National Sales Manager for Consumer Finance, he builds trusted relationships with clients and partners.





Jon Lamb

Investor

Jon was the first angel investor in Hundy and has provided invaluable guidance on business strategy, marketing and fundraising since our founding. As a former founder with multiple successful adtech exits, he is now an early stage investor in multiple consumer direct, fintech, and martech companies in and around Miami.

Jarrod Glandt

Investor

Jarrod is one of Hundy's earliest investors and our biggest cheerleader. He heads up global sales at Cardone Training Technologies based in Miami, and also co-hosts the Young Hustlers, a Gen Y focused Business and Success Podcast, which covers the challenges that over 80 Million millennials entering the workforce will encounter.

Offering Summary

Company	Hundy, Inc.
Corporate Address	111 NE 1st St, Floor 7, Miami, FL 33132
Offering Minimum	$10,000.00
Offering Maximum	$107,000.00
Minimum Investment Amount (per investor)	$100.00

Terms

Offering Type	Convertible Promissory Notes
Type of Equity Converted Into	Common Stock
Conversion Trigger	$1,500,000.00
Maturity Date	September 04, 2020
Valuation Cap	$4,000,000.00
Discount Rate	10.0%
Annual Interest Rate	12.0%

What is a Convertible Note?

A convertible note offers you the right to receive Common Stock in Hundy, Inc.. The amount of Common Stock you will receive in the future will be determined at the next equity round in which the Company raises at least $1,500,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $4,000,000.00 Valuation Cap or if less, then you will receive a 10.0% discount on the price the new investors are paying. You also receive 12.0% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Common Stock equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

Annual Interest Rate subject to adjustment for bonuses. See Bonus information below.

Investment Bonuses*

Invest in Week 1: Get a 20% bonus on the Convertible Note interest rate

Invest in Week 2: Get a 15% bonus on the Convertible Note interest rate

Invest in Week 3: Get a 10% bonus on the Convertible Note interest rate

Invest in Week 4: Get a 5% bonus on the Convertible Note interest rate

*Minimum $300 investment required to receive perks.

The 10% Bonus for StartEngine Shareholders

Hundy, Inc. will offer 10% additional bonus interest for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

Eligible StartEngine shareholders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering . This means your annual interest rate will be 13.2% instead of 12%.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement, unless their eligibility period has been extended through additional subsequent investments in StartEngine's own offerings.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Important Message

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine. StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Investments on StartEngine are speculative, illiquid, and involve a high degree of risk, including the possible loss of your entire investment. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.



EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE

TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Note Subscription.

      (a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by Prime Trust, LLC (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage (a "Cap Table Management service operated by StartEngine Crowdfunding, Inc.."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

(c) **Special provisions for cryptocurrency payments.** Notwithstanding Section 2(b), cryptocurrency payments will be received by the Escrow Agent from the undersigned and converted to U.S. dollars once per day. Once converted to U.S. dollars, the undersigned will be subscribed for the number of Securities he is eligible to receive based upon the investment value in U.S. dollars (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S.

dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent. Subscriber has read and understands the terms, conditions, and fees of the Escrow Agent for payments made in cryptocurrency available here, http://primetrust.com/assets/downloads/Digital_Asset_Disclosures.pdf. Cryptocurrency payments received at any time other than business hours in New York City (9:00am to 4:00pm Eastern Time, Monday through Friday) will be converted to U.S. dollars on the next business day. Subscriber further understands and affirms that Subscriber will be subscribed for the Securities equalling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for cancelled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription

Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at June 30, 2018 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND

WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. <u>Notices.</u>

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to: %%ADDRESS_OF_ISSUER%%

If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. <u>Miscellaneous.</u>

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this

Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a)   The aggregate purchase price for the Convertible   %%VESTING_AMOUNT%%
Notes the undersigned hereby irrevocably subscribes for is:

(b)   The Securities being subscribed for will be owned
by, and should be recorded on the Company's books as
held in the name of:

%%SUBSCRIBER_DETAILS_WITH_TAX_ID%%

%%SUBSCRIBER_SIGNATURE%%

Date

*   *   *   *   *

This Subscription is   %%NAME_OF_ISSUER%%
accepted   By:
on %%TODAY%%.   %%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CONVERTIBLE PROMISSORY NOTE
SERIES 2019 - CF

$%%VESTING_AMOUNT%% %%TODAY%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the "Investors").

1. Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on September 4, 2020 (the "Maturity Date").

2. Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of %%INTEREST_RATE%% % per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3. Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its stock to investors (the "**Equity Investors**") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its stock resulting in gross proceeds to the Company of at least $1,500,000.00 (excluding the conversion of the Notes and any other debt) (a "**Qualified Financing**"), then it converts into Common Stock at conversion price equal to the lesser of (i) 90% of the per share price paid by the Investors or (ii) the price equal to the quotient of $4,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into

which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "**Sale of the Company**" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; *provided, however*, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Stock at a price per security equal to the quotient of $4,000,000.00 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

5. Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

6. Prepayment. The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% in interest of the Investors.

7. Default. In the event of any "**Event of Default**" hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "**Event of Default**", provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth:

a) The Company's failure to pay when due any amount payable by it hereunder and such failure continues uncured for 10 business days.

b) The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for 10 business days.

c) Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.

d) The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

e) The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.

f) The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.

g) Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

8. Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9. Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

10. Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

11. Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of investors.

12. Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee.

Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13. Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

%%NAME_OF_ISSUER%%:
By: ____%%ISSUER_SIGNATURE%%____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%

Investor:
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

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